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                          January 17, 2024

       Eric Chan
       Chief Executive Officer
       Lanvin Group Holdings Ltd
       4F, 168 Jiujiang Road
       Carlowitz & Co, Huangpu District
       Shanghai, 200001, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed January 12,
2024
                                                            File No. 333-276476

       Dear Eric Chan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing